MATERIAL FACT

SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, August 6, 2025 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with CVM Instruction 44 of August 23, 2021, and CVM Resolution 80 of March 29, 2022, as amended, in addition to the Material Fact disclosed on December 10, 2024, in line with corporate governance best practices, hereby informs its shareholders and the market that:

The CAPEX estimate (“CAPEX”) for fiscal year 2025 has been revised from R$12.4 billion (twelve billion and four hundred million reais) to R$13.3 billion (thirteen billion and three hundred million reais), to reflect the execution, on this date, of an agreement with Eldorado Brasil Celulose S.A. (“Eldorado”) involving the swap of biological assets corresponding to 18 million cubic meters of standing wood located in the state of Mato Grosso do Sul.

Below is the updated breakdown of total CAPEX projected for fiscal year 2025:

CAPEX 2025 (R$ billion)	Previous	New
Maintenance	7.8	7.8
Expansion, Modernization and Other	1.5	1.5
Land and Forests	2.2	3.1
Subtotal	11.5	12.4
Cerrado Project	0.9	0.9
Total	12.4	13.3

The aforementioned transaction involves the swap of standing wood (a biological asset) suitable for pulp production. Eldorado will transfer the agreed volume of currently mature standing wood to be harvested by Suzano between 2025 and 2027. In return, Suzano will deliver an equivalent volume of currently immature standing wood to be harvested by Eldorado between 2028 and 2031. The transaction also includes a payment by Suzano to Eldorado in the amount of R$1.317 billion (one billion, three hundred and seventeen million reais), of which R$878 million will be paid in 2025 and R$439 million in 2026.

Through this transaction, Suzano seizes a strategic opportunity to increase the average age of its forestry base in the state of Mato Grosso do Sul, enabling greater efficiency in its operations by reducing wood harvesting costs and specific wood consumption in pulp production, as well as reducing the need for investments in new eucalyptus plantations and purchases of third-party wood. In addition to these benefits, the transaction results in increased future wood availability, offering greater flexibility in forestry base management and contributing to the creation of optionality for future pulp production volume growth in the region without requiring additional investment.

Closing of the transaction is subject to the fulfillment of customary precedent conditions for transactions of this nature.

The revised CAPEX projections will be included in item 3 of the Company’s Reference Form and will be made available on the CVM website at http://www.cvm.gov.br and on the Company’s Investor Relations website at http://ri.suzano.com.br, within the legally prescribed timeframe.

By disclosing the information contained in this Material Fact, the Company reaffirms its commitment to transparency with its shareholders, investors and the market in general.

The CAPEX projections presented herein reflect only the current estimates or expectations of the Company’s management and are subject to risks and uncertainties. They do not constitute, in any way, a promise of performance. These CAPEX projections represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “shall,” and other similar expressions are intended to identify such forward-looking statements, which evidently involve risks or uncertainties, whether foreseen or not by the Company. Information regarding business prospects, projections and financial targets constitutes mere forecasts based on the current expectations of the Company’s management regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and the economic environment in Brazil and in the countries where the Company operates, as well as in the sectors in which it is active. Any change in perception or in the factors described above may cause actual results to differ from the volume projections presented herein.

São Paulo, August 6, 2025.
Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations